Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

January 19, 2018

VIA EDGAR

Melissa Raminpour
Branch Chief, Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549-5546

Re:	Nordic American Tankers Limited Form 20-F for the Fiscal Year Ended December 31, 2016 Filed May 1, 2017 File No. 001-13944
Dear Ms. Raminpour:
We refer to the annual report on Form 20-F, filed by Nordic American Tankers Limited (the "Company") with the Securities and Exchange Commission (the "Commission") on May 1, 2017 (the "Annual Report").  By letter dated December 15, 2017 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Annual Report.
The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.
General
1.
We note that on June 22, 2017 and December 12, 2017 you filed on Forms 6-K your 2017 first and third quarter earnings releases, respectively. We also note that your website provides an earnings release to your investors for the second quarter of 2017. Please file your second quarter 2017 earnings release on Form 6-K. Refer to General Instruction B of Form 6-K.

On December 18, 2017, the Company filed its second quarter 2017 earnings release on Form 6-K.

Melissa Raminpour
Securities and Exchange Commission
January 19, 2018

Form 20-F for Fiscal Year Ended December 31, 2016
Item 3 — Key Information
D. —  Risk Factors, page 4
From time to time, our vessels call on ports located in countries that are subject to restrictions  imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common stock, page 11
2.
In your letter to us dated August 15, 2015, you described your vessels' calls on ports in Sudan. You disclose in the Form 20-F that your vessels may, on charterers' instructions, call on ports in Sudan. Sudan is identified by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. export controls. You do not discuss in the Form 20-F contacts with Sudan. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan since the referenced letter, whether through subsidiaries, charterers, or other direct or indirect arrangements. You should describe any goods, services or fees you have provided into Sudan, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Sudan or entities it controls.

We emphasize that neither the vessels nor the Company employs U.S. citizens and does not carry U.S.-origin cargoes in connection with the business in the port of Bashayer in North Sudan. The Company's vessels have only made calls at this port in North Sudan.
13 vessels owned by the Company made 21 calls to North Sudan during 2015.  These calls involved loading of oil cargoes in the North Sudanese port of Bashayer to be carried to international locations outside of the United States pursuant to voyage charters with non-U.S. charterers.  During these calls in 2015, the Company incurred approximately $532,000 in port charges which were paid to local port authorities. To our knowledge there is only one oil port in North Sudan.
16 vessels owned by the Company made 25 calls to North Sudan during 2016.  All of these calls involved loading of oil cargoes in the North Sudanese port of Bashayer to be carried to international locations outside of the United States pursuant to voyage charters with non-U.S. charterers.  During these calls in 2016, the Company incurred approximately $620,000 in port charges which were paid to local port authorities.
During 2017 the oil lifted in our suezmax tankers was reduced compared with 2015 and 2016. 4 vessels owned by the Company made 6 calls to North Sudan for the nine months ended September 30, 2017.  All of these calls involved loading of oil cargoes in the North Sudanese port of Bashayer to be carried to international locations outside of the United States pursuant to voyage charters with non-U.S. charterers.  During these calls in 2017, the Company incurred approximately $151,000 in port charges which were paid to local port authorities.
Other than as set forth above, the Company has not provided any goods, services or fees into North Sudan, directly or indirectly, and the Company has no agreements, arrangements or other contacts with the government of North Sudan.
All of the Company's vessels are operating in the spot- and time-charter market, and the loading and discharging ports are determined by our customers. The Company can therefore not estimate if any future charterers will choose to conduct voyages to North Sudan.
Please see the map of North Sudan and South Sudan attached hereto under Exhibit A.

Melissa Raminpour
Securities and Exchange Commission
January 19, 2018

3.	Please tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan for the last three fiscal years and the subsequent interim period.
The Company advises that it has no assets or liabilities associated with North Sudan for the last three fiscal years and neither the Company nor its subsidiaries have entered into or have any future plans to enter into any contracts, agreements or other arrangements with the government of North Sudan or any entities controlled by the government of North Sudan, including any entities organized in these countries, and as a result, the Company has not earned any revenues directly from this government or entities controlled by this government during the last three fiscal years or the subsequent interim period.
The Company advises that it has no assets or liabilities associated with North Sudan for the last three fiscal years and it earned the following amounts of net voyage revenue from calls to North Sudan during 2014, 2015, 2016 and the subsequent interim period:
Fiscal year 2014:  $41.5 million
Fiscal year 2015:  $46.6 million
Fiscal year 2016:  $60.7 million
For the nine months ended September 30, 2017:  $12.9 million
Item 5 — Operating and Financial Review and Prospects, page 32
H. — Critical Accounting Policies, page 39
Vessel Impairment, page 41
4.
We note that your estimates of TCE use average estimated day rates provided by Marex for the first and second year and the average 15-year Suezmax Earnings Trend from Clarksons for the years thereafter. We also note that both are adjusted to estimate the actual TCE used to estimate the impairment of your vessels. Please tell us and revise your future filings to discuss the following:

•	your methodology of weighting these rates, including whether you considered a probability-weighted approach as discussed at ASC 360-10-35-30
•	any adjustments made to your final determination of actual TCE
•	why you use different sources for your rates in the first and second year assumptions as compared to the years thereafter
•	whether you consider inflation in your projections for operating expenses; and
•	your consideration of the possible sale of your vessels given the challenging market and the event of default on your credit facility per ASC 360-10-35-30.

Melissa Raminpour
Securities and Exchange Commission
January 19, 2018

It would be helpful if you could provide us with an example of your calculation of actual TCE.
•	your methodology of weighting these rates, including whether you considered a probability-weighted approach as discussed at ASC 360-10-35-30
We have not applied a probability-weighted approach as discussed at ASC 360-10-35-30, as we believe that applying the combination of Marex forward rates and historical average rates (please see further response below) best captures the cyclical and volatile market conditions in our industry over time. The Company considered all conditions and available evidence that existed as of December 31, 2016 to estimate the future cash flows used to test the recoverability of our vessels including considering whether applying a probability-weighted approach may be useful.
Furthermore, our internal cash flow assumptions in accordance with ASC 360-10-35-30 purposely did not include alternative courses of action, as noted by the standard, such as potential sale of vessels before the end of their estimated useful lives.
•	any adjustments made to your final determination of actual TCE
We have made adjustments to the Marex forward rates and historical Clarksons rates to adjust for differences between these rates and the Company's actual performance.
Where the Company's observed historical entity-specific performance indicates a different rate than published by Marex, we have adjusted the two-year forward rates applied in the impairment model to match the Company's historical performance against the Marex rates. We have 13 years of entity-specific history that we have used to compare with 13 years of historical data from Marex. The comparison resulted in a required adjustment to decrease the Marex –forward rate by 2.5% to arrive at the Company's day rates utilized for the first two years in the impairment model.  Please refer to Appendix I for an example of our calculation of actual TCE.
For the years thereafter (from year 3 to the end of each vessel's useful economic life) we have applied the 15-year Suezmax Earnings trend from Clarksons, applying a similar adjustment methodology as explained for the Marex rate, in which we have compared the Company's actual historical performance over the last 13 years to the historical rates obtained from Clarkson for the same period. We have used the preceding thirteen-year period, as opposed to a longer period, as this is the period we have necessary data available for actual TCE related to our own vessels.
We perform a comparison of a thirteen year period and apply the adjustment to the 15-year average (as per above). The adjustment to the 15-year historical average charter rates is considered to not have a significant impact, as opposed to applying the Company's historical actual TCE rates, on the impairment model per Dec 31, 2016. There will not be a need for this adjustment at the time when the Company has 15 years of trading history available, as we expect to apply our own historical achieved rates at that time.

Melissa Raminpour
Securities and Exchange Commission
January 19, 2018

•	why you use different sources for your rates in the first and second year assumptions as compared to the years thereafter
As disclosed on page 41 of the 20-F, in estimating TCE, the Company has applied Marex forward day rates as the basis for the first two years and 15-year historical day rates for the years thereafter.
The Company used different sources for the rates for the first and second year assumptions as the Marex forward rates are only available for the first and second year (available forward rate estimate periods). We have used the Marex forward rates, as opposed to Clarksons forward rates or any other forward rates, as the Company has historically tracked the Marex forward rates against the Company's achieved rates, and thus we have a better understanding of how the Marex forward rates correlate to the Company's achieved rates than any other forward rates.
Using this external data for the first and second year is considered a more precise forecast as it captures the shorter-term expected market development of our business. We believe using the Marex rates for the first and second year results in a more accurate impairment model than if we were to apply the 15-year historical date rates for this period. We note that we have consistently applied the approach of using the adjusted 15-year Suezmax Earnings trend from Clarksons and the adjusted Marex forward rates in our previous impairment assessments.
For the years thereafter, we believe historical market information is a reasonable proxy for our specific cash flows based on our existing business strategy. We operate in a cyclical and volatile market environment. The Company utilized the 15-year historical average charter rates specific for our type of vessels, as this average is most likely to encompass the charter rate cycles that the Company's fleet will experience over its remaining expected useful life.
This approach included objective data reflecting both positive and negative cycles impacting our business and by using a long-term average we will, in our opinion, capture the high, low and average trends in the market. The Company considered using a different time period in our vessel impairment model, however, it is our opinion that the historical average charter rates for the trailing one, five, and 10-year periods are each too short a time frame, and do not necessarily include the peaks and troughs of the market cycle.
Based on this, we believe that a 15-year historical average remains the best basis for estimating future cash flows beyond the first two years.

Melissa Raminpour
Securities and Exchange Commission
January 19, 2018

•	whether you consider inflation in your projections for operating expenses; and
In our projections for operating expenses, we have applied approximately a one percent compounded growth factor for the operating expenses. We have only applied this growth factor to the operating expenses and have not applied any growth factor in projecting our future revenue estimates.

When estimating the future increase in operating expenses, we have analyzed the development in our operating expenses over the last thirteen years (2004-2016).  We have calculated the average increase per year in the operating expenses based on our actual historical entity-specific data.

We have used the preceding thirteen-year period, as opposed to a longer period, as this is the period we have necessary data available for operating expenses related to our own vessels.

•	your consideration of the possible sale of your vessels given the challenging market and the event of default on your credit facility per ASC 360-10-35-30.
The Company has never sold one of its vessels and it is the Company's policy and strategy to hold vessels in use for the long-term as the Company believes that the vessels will each generate profitable cash flows over this time. The Company did not at December 31, 2016 (and does not) anticipate or consider any need for the sale of any vessels, potentially realizing a loss on such a vessel sale, when performing our impairment analysis (ASC 360-10-35-30).

In light of the Staff's comment, the Company will revise its disclosure in future filings of its Annual Report on Form 20-F to include the additional information as discussed above.
Goodwill, page 43
5.
We note that you have one reporting unit with goodwill attributed to it. We also note that you performed a goodwill impairment assessment as of December 31, 2016 using an income valuation approach and the estimated fair value of your reporting unit exceeded its carrying value. We note from your accounting policy on page F-13 (Goodwill) that you use a discounted cash flow model to determine the fair value of a reporting unit unless there is a readily determinable fair market value. Further, we note that your market capitalization was lower than the book value of stockholders' equity at December 31, 2016. Please respond to the following:

•	Tell us and revise your future filings to disclose the percentage by which the fair value of the reporting unit exceeded the carrying value.

Melissa Raminpour
Securities and Exchange Commission
January 19, 2018

•
Tell us and revise your future filings to disclose the assumptions and estimates used in step one of your goodwill impairment test (e.g. discount rate), include an explanation to us of why you believe these assumptions are reasonable.

•
Tell us and revise your future filings to disclose the following related to the aforementioned key assumptions: (i) the degree of uncertainty associated with these key assumptions; and (ii) a sensitivity analyses that demonstrates how changes in each key assumption would impact your estimate of the fair value of the reporting unit.

•	Please tell us why you did not use the market approach in your valuation analysis. Refer to ASC 350-20-35-24.
•	Provide us with a reconciliation of the aggregate fair value of your reporting unit to your market capitalization as of December 31, 2016.

Please refer to Item 5.D of Form 20-F and Section V of SEC Release No. 33-8350.
•	Tell us and revise your future filings to disclose the percentage by which the fair value of the reporting unit exceeded the carrying value.
As of December 31, 2016 we performed a goodwill impairment assessment (step 1 impairment test) based on an income valuation approach to estimate fair value of our one reporting unit, which encompasses the entire Company. The determined fair value exceeded the carrying value by 36.4%.
•
Tell us and revise your future filings to disclose the assumptions and estimates used in step one of your goodwill impairment test (e.g. discount rate), include an explanation to us of why you believe these assumptions are reasonable.

The most important assumptions and estimates applied by us in the goodwill impairment assessment includes estimated future cash flows, which is mainly driven by estimated voyage revenues (TCE), operating expenses, and the discount rate.
The goodwill impairment model is built on an assumption that the fleet size is maintained throughout the lifetime of the impairment analysis through replacement of retired vessels. The model is a fair value model, which is different from the undiscounted model used for vessel impairment testing including applying a discount rate and replacement of retired vessels. However, the TCE rates applied in the goodwill impairment model is the same as for the vessel impairment analysis, and the cost basis is derived from the vessel impairment model.
In our valuation analysis we applied a discount rate (weighted average cost of capital; "WACC") of 6.6% in real terms. The discount rate is calculated based on the CAPM model, with the following main inputs to the model; US government bond 30 years (3.1%), cost of debt (5.7%), Market risk premium (5.0%), Unsystematic risk premium (1%) and Beta (1.23). The bond term applied is in line with the timespan of the analysis. Cost of debt is calculated using the actual net interest expense of the Company. Market risk premium and unspecific risk premium, added for sector specific risk, is applied as a historical yield normally required by investors. The beta factor is a 5-year beta for the Company derived from Bloomberg.

Melissa Raminpour
Securities and Exchange Commission
January 19, 2018

•
Tell us and revise your future filings to disclose the following related to the aforementioned key assumptions: (i) the degree of uncertainty associated with these key assumptions; and (ii) a sensitivity analyses that demonstrates how changes in each key assumption would impact your estimate of the fair value of the reporting unit.

The Company considers that there is highest degree of uncertainty related to the forecasted cash flows and the discount rate discussed above. Management has to apply judgement to these factors based on historical experience, market observations, financial forecasts and industry trends.
While a change in the estimates applied could have a material impact on the calculation of the estimated fair value and trigger an impairment charge, an analysis of the sensitivity to changes in the key assumptions (TCE and WACC) did not identify any probable potential scenario where the reporting unit's fair value would fall below its carrying amount as of December 31, 2016.
Our sensitivity analysis as of December 31, 2016 showed that a 6.5% decrease in the average TCE over the period used in our impairment analysis would result in that the fair value approximates the carrying amount, while a 1.0% (100 basis points) increase in our applied WACC would result in that the fair value approximated the carrying amount of the reporting unit.
•	Please tell us why you did not use the market approach in your valuation analysis. Refer to ASC 350-20-35-24.
The goodwill in our consolidated financial statements originates from the acquisition of Scandic American Shipping Ltd, which has the administrative, commercial and operational responsibility for the Company.
We considered the guidance in ASC 350-20-35-24 and noted the market approach may be appropriate when the fair value of an entity that has comparable operations and economic characteristics is observable. However, as of December 31, 2016 we applied the income approach in our goodwill impairment analysis, as there was little or no observable market data available indicating a fair value for a unit with comparable nature, scope or size as the origin of the goodwill recorded in our consolidated financial statements, consistent with ASC 350-20-35-24.

Melissa Raminpour
Securities and Exchange Commission
January 19, 2018

•	Provide us with a reconciliation of the aggregate fair value of your reporting unit to your market capitalization as of December 31, 2016.
Please see below for reconciliation of the aggregate fair value of our one reporting unit to the market capitalization as of December 31, 2016:
Fair value December 31, 2016	$1,188.2 million
Market capitalization December 31, 2016	$856.5 million
Difference	$331.7 million

The Company considered the difference above as a reflection of the Company's strategy to hold vessels in use for the long-term and its ability and intention to capture the future market cycles that will generate profitable cash flows over time, whereas the market capitalization per December 31, 2016 was impacted by the fact that the industry and the Company was in a current downturn.
In light of the Staff's comment, the Company will revise its disclosures in future filings of its Annual Report on Form 20-F to include the additional information related to difference between fair value and carrying value of the reporting unit, key assumptions and sensitivity analysis as described above.
Exhibits, page 71
6.	Please file as an exhibit the revolving credit facility referenced on pages 37 and F-21. We also note that this credit facility is identified as a material contract on page 55.
The Company is planning to file the revolving credit facility contract together with its Annual Report on Form 20-F for the year ended 2017.
Consolidated Balance Sheets as of December 31, 2016 and 2015, page F-6
7.
We note from your disclosure on page F-21 (Credit Facility) that you are in default with a debt covenant under your credit facility (i.e., the security covenant ratio). In light of this default, your creditor has provided you with a waiver which lowers the requirements under this ratio until May 31, 2018. Please respond to the following:

•	Tell us how you considered whether or not this credit facility should be classified as a current liability. Refer to ASC 470-10-45-11 for guidance and ASC 470-10-55-2 for an illustration.

Melissa Raminpour
Securities and Exchange Commission
January 19, 2018

•
Separately, tell us and revise future filings to disclose whether or not this debt is currently callable by your lenders, and if not; explain to us and disclose in future filings the circumstances which would allow your lenders to call this debt.

As of December 31, 2016 the Company was in breach of the security covenant ratio.  The Company's credit facility agreement defines a covenant violation as an event of default which allows the debt to be callable. To remediate the covenant violation, the Company obtained a waiver in April 2017 from its lenders, which lowered the security covenant ratio requirements effective from December 31, 2016 until May 31, 2018. As a result of the modification, the Company achieved compliance as of the balance sheet date and the lenders right to demand payment for the previous violation was waived.
As part of its classification assessment, the Company also assessed the lowered covenant requirements during the waiver period together with all other provisions of the debt agreement and determined that it was probable that the Company would comply with the modified requirements and the remaining provisions beyond one year from the balance sheet date.
As such, the Company classified the debt as non-current in accordance with ASC 470-10-45-11.
In light of the Staff's comment, the Company will revise its disclosure in future filings of its Annual Report on Form 20-F to include the additional information as described above.
8.
Additionally, given the default on your debt covenant and the material weakness related to the application of ASU 2014-15, please tell us your consideration to provide disclosures pursuant to ASC 205-40-50-12. We note that default on a loan is an example of an adverse condition and event that may raise substantial doubt about an entity's ability to continue as a going concern per ASC 205-40-55-2. If you concluded that the default and/or other adverse conditions and events did not raise to the level of substantial doubt, then please provide us with your analysis that led to this conclusion and cite any relevant guidance considered.

As of December 31, 2016 we concluded that neither the default on the credit facility nor any other conditions or events in aggregate rose to the level of substantial doubt about the Company's ability to continue as a going concern per ASC 205-40-55-2 and did not require further disclosures pursuant to ASC 205-40-50-12.
As noted in our response to comment 7, we concluded that our Credit Facility was not callable by the lenders at the balance sheet date, and future compliance was probable for a period of one year from the financial statement issuance date. Further, for the purpose of our assessment as required per ASC 205-40-50-1 over the going concern assumption, we prepared a liquidity analysis that included the twelve months following the issuance of our consolidated financial statements. The liquidity analysis included all known conditions and events that were relevant, including current cash balances and expected future cash balances estimated by calculating changes in working capital, expected capital expenditures, interest payments, together with forecasted revenues based on forecasted freight rates, OPEX and G&A.

Melissa Raminpour
Securities and Exchange Commission
January 19, 2018

The liquidity analysis demonstrated sufficient headroom for the purpose of our going concern evaluation and in relation to the amended security ratio requirements in our credit facility. Our analysis did not take into consideration any potential mitigating effects of management's plans that had not been fully implemented in accordance with ASC 205-50-4.
We believe that the guidance in ASC 205-40-55-2 in relation to default on the credit facility was sufficiently addressed before issuance of the consolidated financial statements, as discussed in the preceding paragraph. Further, our going concern evaluation including the liquidity analysis, as indicated above, demonstrated that the Company estimated that it had sufficient liquidity available to meet its obligations as they became due for the twelve-month period after issuance of its consolidated financial statements.
Hence, no matters identified in our going concern analysis, as per ASC 240-40-50-01 through 50-5, indicated that there was substantial doubt about our ability to continue as a going concern and consequently disclosures pursuant to ASC 205-40-50-12 were not considered relevant or required.
********
The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact the undersigned at (212) 574-1223, or Evan Preponis at (212) 574-1438, with any questions or comments.

Very truly yours, SEWARD & KISSEL LLP /s/ Gary J. Wolfe by: Gary J. Wolfe
cc:
Jim Dunn
Securities and Exchange Commission
John Stickle
Securities and Exchange Commission

John D. Brown
Securities and Exchange Commission

Herbjørn Hansson
Chief Executive Officer
 Nordic American Tankers Limited

Bjørn Giaever
Chief Financial Officer
 Nordic American Tankers Limited

Melissa Raminpour
Securities and Exchange Commission
January 19, 2018

APPENDIX I
In response to the Staff's comment, the Company will provide to the Staff, under separate cover on a confidential and supplemental basis pursuant to Rule 418 ("Rule 418") of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 12b-4 ("Rule 12b-4" and together with Rule 418, the "Rules") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") hard copies of the the Company's calculation of actual time charter equivalent rates.  In accordance with such Rules, such materials will be provided together with a request that these materials be returned promptly following completion of the Staff's review thereof.  A request for confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83 has also been made by Seward & Kissel LLP on behalf of the Company.

Melissa Raminpour
Securities and Exchange Commission
January 19, 2018

EXHIBIT A

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